Exhibit (a)(5)(xii)

NCH CORPORATION ANNOUNCES COMPLETION OF MERGER

         DALLAS, TEXAS, February 13, 2002. NCH Corporation (NYSE-NCH) announced today that Ranger Merger Corporation (“Ranger”) has completed its merger with and into NCH Corporation.

         Pursuant to the merger, each share of NCH Corporation common stock not purchased in Ranger’s tender offer for all the outstanding shares of NCH Corporation common stock, which expired at midnight on February 12, 2002 (other than shares held by dissenting stockholders who exercise appraisal rights under Delaware law) has been converted into the right to receive $52.50 in cash, without interest thereon, minus any withholding for tax. Payment of such amount will be made upon presentation of certificates representing shares of NCH Corporation common stock to the transfer agent for the merger, Mellon Investor Services LLC, together with a properly completed letter of transmittal. As a result of the merger, NCH Corporation is now indirectly wholly owned by certain members of the Levy family.

         NCH Corporation is a worldwide manufacturer and distributor of maintenance, repair and supply products, including chemical specialties, fasteners, welding alloys and plumbing parts. NCH Corporation has its world headquarters and domestic administrative center in Irving, Texas and has manufacturing and other facilities in the US, Canada, Europe, Latin America and the Far East.

FORWARD-LOOKING STATEMENTS

         Certain information in this release are forward-looking statements that involve risks and uncertainties that might adversely affect NCH Corporation’s operating results in the future in a material way. Such risks and uncertainties include, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Company, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The Company’s operations are subject to various additional risks and uncertainties resulting from its position as a supplier to the United States government and its agencies; the potential adverse impact of the Company’s substantial indebtedness incurred in connection with the Offer and the Merger, including restrictions and remedies, available in the related debt covenant; actual outcomes are dependent upon factors, including, without limitation, the Company’s successful performance of internal plans; technological innovation; interest rates; pricing; currency movements; budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions; the ability of the Company to retain customers and obtain new customers on satisfactory terms, and other factors described from time to time in the Company’s filings with the SEC. Many of these risks are beyond the control of NCH Corporation. Such risks are detailed from time to time in NCH Corporation’s Reports filed with the SEC on Forms 10-Q, 8-K, 10-K and in its Annual Reports to Stockholders.

Contact: NCH Corporation, Dallas, Joe Cleveland, Telephone: 972-438-0251.

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